

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 10, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of DIMENSIONAL ETF TRUST, under the Exchange Act of 1934:

- Shares of beneficial interest, no par value, of Dimensional U.S. Equity ETF

- Shares of beneficial interest, no par value, of Dimensional U.S. Small Cap ETF

- Shares of beneficial interest, no par value, of Dimensional U.S. Targeted Value ETF

- Shares of beneficial interest, no par value, of Dimensional U.S. Core Equity 2 ETF

Sincerely,

Ben Sawyer